UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Private Placement Financing

On August 24, 2026, Antelope Enterprise Holdings Ltd. (the “Registrant” or the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-U.S. investors (collectively, the “Purchasers”). Under the Purchase Agreement, the Company agreed to sell to the Purchasers 15,000,000 Class A ordinary shares, no par value per share (the “Ordinary Shares”), at a purchase price of $1.266 per share, together with warrants (the “Warrants”) to purchase 15,000,000 Ordinary Shares at an exercise price of $0.50 per share, for an aggregate purchase price of $18,990,000.

The Company and the Purchasers made customary representations, warranties, and covenants in the Purchase Agreement. The transaction is expected to close in the third quarter of 2026.

Forms of the Purchase Agreement and the Warrant are attached hereto as an exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2026	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer